UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                        Medianet Group Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    58447E108
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                                 (CUSIP Number)

                                November 13, 2006
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 58447E108                                                  Page 2 of 5
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1    NAME OF REPORTING PERSON

     Greg Fortunoff

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               5    SOLE VOTING POWER

                    624,333
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           624,333
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     624,333
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.39%
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12   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer: Medianet Group Technologies, Inc., a Nevada corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  5100 W. Copans Road, Suite 710, Margate, FL 33063

Item 2(a, b, c).  Name of Reporting Person, Address of Principal Business
                  Office, Citizenship:
                  Mr. Greg Fortunoff, 666 Third Avenue, New York, N.Y. 10017; United States citizen.

Item 2(d).        Title of Class of Securities:
                  Common stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 58447E108

Item 3.           Not Applicable.

Item 4.           Ownership.
                  (a)   Amount beneficially owned: 624,333 shares.
                  (b) Percent of class: 5.39%. The percentage of Common Stock reported as beneficially owned is based upon 11,586,021 shares outstanding as of November 14, 2006, as reported by the Issuer in its quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006.
                  (c)   Number of shares as to which such person has:
                        (i) Sole power to vote or to direct the vote: 624,333 shares.
                        (ii)  Shared  power to vote or to  direct  the  vote:  0
                              shares.
                        (iii) Sole power to dispose or to direct the disposition
                              of: 624,333 shares.
                        (iv) Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.           Ownership of Five Percent or less of a Class:
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  Not applicable.


                                     3 of 5

Item 9.           Notice of Dissolution of Group.
                  Not Applicable.

Item 10.          Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows:]



                                     4 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 21, 2006                        /s/ Greg Fortunoff
                                                --------------------------------
                                                Greg Fortunoff



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).